Aureus Greenway Holdings Inc.

2995 Remington Boulevard

Kissimmee, Florida 34744

Tel: (407) 344 4004

July 3, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Ms. Kate Beukenkamp

Re:	Aureus Greenway Holdings Inc.
Registration Statement on Form S-1
Filed June 20, 2024
File No. 333-280340

Dear Ms. Beukenkamp,

This letter is in response to your letter on July 1, 2024, in which you provided comments to the Registration Statement on Form S-1 (the “Registration Statement”) of Aureus Greenway Holdings Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on June 20, 2024. On the date hereof, the Company has submitted an Amendment No. 1 to the Registration Statement on Form S-1 (“Form S-1/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Registration Statement on Form S-1 filed on June 20, 2024

The Offering

Use of Proceeds, page 8

1.	Please present the use of proceeds here as disclosed on page 26.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 8 of the Form S-1/A to present the use of proceeds here as disclosed on page 26.

Capitalization, page 27

2.	Please tell us and disclose the amounts used to arrive at pro forma as adjusted common stock and additional paid-in capital. In so doing, consider presenting a reconciliation between pro forma as adjusted and actual common stock and additional paid-in capital. Additionally, tell us how you factored in the deferred offering costs for pro forma as adjusted additional paid-in capital.

Response: In response to the Staff’s comment, we have revised the disclosure on page 27. Furthermore, the deferred offering costs of $512,068 (which were included in the amount of total listing expenses of $1,596,104) as of March 31, 2024 were deducted from additional paid-in capital by assuming successful listing.

July 3, 2024

Dilution, page 28

3.	Please tell us and disclose the amounts used to arrive at the pro forma as adjusted net tangible book value. In so doing, consider presenting a reconciliation between pro forma as adjusted and actual net tangible book value. Ensure the amounts are consistent with the computation of pro forma as adjusted capitalization amounts.

Response: In response to the Staff’s comment, we have revised page 28 for the pro forma as adjusted net tangible book value to be consistent with the computation of pro forma as adjusted capitalization amount.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Travis Grodin, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or tg@orllp.legal.

Sincerely,

/s/ ChiPing Cheung
ChiPing Cheung
Chief Executive Officer